May 19, 2011

Board of Directors
Delta Seaboard International, Inc.
601 Cien Street, Suite 235
Kemah, TX 77565

Re: Resignation

Gentlemen:

Effective today, May 19, 2011, I hereby resign as a director of Delta Seaboard International, Inc. (the "Registrant"). I have had no disagreements with the Registrant's operations, policies or practices. I am resigning to as a director so that I can devote my professional time and efforts to pursue other business opportunities.

Very truly yours,

Steven M. Plumb